UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response. . . 11
American Homestar Corporation

(Name of Issuer)
Series C Common Stock

(Title of Class of Securities)
026652 10 7
(CUSIP Number)
12/31/02

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☒      Rule 13d-1(b)

        ☐      Rule 13d-1(c)

        ☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No.    026652 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
The Allstate Corporation 36-3871531

2.	Check the Appropriate Box if a Member	(a)	☐
	of a Group (See Instrustions)	(b)	☐
N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		5.	Sole Voting Power
611,861

		6.	Shared Voting Power
0

		7.	Sole Dispositive Power
611,861

		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
611,861

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
N/A

11.	Percent of Class Represented by Amount in Row (9)
6.1% (assuming 10,000,000 shares of Series C Common Stock issued and outstanding)(1) 12.6% (assuming 4,869,250 shares of Series C Common Stock issued and outstanding)(1)

12.	Type of Reporting Person (See Instructions)
HC

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Item 1	(a)		Name of Issuer:
American Homestar Corporation
	(b)		Address of Issuer's Principal Executive Offices:
2450 South Shore Boulevard League City, Texas 77573
Item 2	(a)		Name of Person Filing:
The Allstate Corporation
	(b)		Address of Principal Business Office:
2775 Sanders Road Northbrook, Illinois 60062-6127
	(c)		Citizenship:
Delaware
	(d)		Title of Class of Securities
Series C Common Stock
	(e)		CUSIP Number:
026652 10 7
Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c) check whether the person filing is a:
	(a)	( )	Broker or Dealer registered under Section 15 of the Act (15 U.S.C.78o);
	(b)	( )	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.78c);
	(c)	( )	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	( )	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	( )	An Investment Adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	( )	An Employee Benefit Plan or Endowment Fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	(XX)	A Parent Holding Company or control person in accordance with §240.13d-1(b)(1)(ii)(G) (Note: See Item 7);
	(h)	( )	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12U.S.C. 1813);
	(i)	( )	A Church Plan that is excluded from the definition of an

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investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);
(j)	( )	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned:
611,861
(b)	Percent of Class:
6.1% (assuming 10,000,000 shares of Series C Common Stock issued and outstanding) (1)
12.6% (assuming 4,869,250 shares of Series C Common Stock issued and outstanding) (1)
(c)	Number of shares as to which such person (2) has:
(i)	sole power to vote or to direct the vote
611,861
(ii)	shared power to vote or to direct the vote
0
(iii)	sole power to dispose or to direct the disposition of
611,861
(iv)	shared power to dispose or to direct the disposition of
0
Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( ).
Item 6	Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company.
Allstate Insurance Company and Allstate Life Insurance Company are insurance companies as that term is defined in Section 3(a)(19) of the Securities Exchange Act of 1934.

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Item 8	Identification and Classification of Members of the Group.
N/A
Item 9	Notice of Dissolution of Group.
N/A
Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(1)
Number of Shares Issued and Outstanding: In its Form 10-Q filed with the SEC on November 1, 2002, American Homestar Corporation (the "Company") reported that 10,000,000 shares of its Series C common stock were issued and outstanding, of which 3,922,280 shares were issued and outstanding and 6,077,720 were "deemed issued, outstanding and held in constructive trust for the benefit of shareholders to be determined in name and amount as the claims process is completed." We recently learned from a 13G filing on EDGAR that Craig A. Reynolds, Executive Vice President and CFO of the Company, stated that 4,869,250 shares of the Company's Series C common stock have now been issued to specific shareholders with allowed claims under the Company's confirmed Third Amended Joint Plan of Reorganization of the Company and its subsidiaries.

(2)
Allstate Insurance Company, a wholly owned subsidiary of The Allstate Corporation, beneficially owns 203,509 shares of Series C Common Stock. Allstate Life Insurance Company, a wholly owned subsidiary of Allstate Insurance Company, beneficially owns 408,352 shares of Series C Common Stock.

Signature:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 16, 2003
THE ALLSTATE CORPORATION
	By:	ALLSTATE INSURANCE COMPANY
		By:	/s/ MARY J. MCGINN Mary J. McGinn Vice President

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